UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Adlai Nortye Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

00704R109**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 00704R109 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “ANL.” Each ADS represents three Class A ordinary shares of the Issuer. No CUSIP number has been assigned to the Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00704R109	SCHEDULE 13G	Page 1 of 2 Pages

1	NAMES OF REPORTING PERSONS ATCG Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,868,657
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,868,657
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,868,657
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%(1) The voting power of the shares beneficially owned represent 2.0% of the total outstanding voting power(2)
12	TYPE OF REPORTING PERSON CO

 (1) Based upon 93,710,805 Class A ordinary shares and 16,990,000 Class B ordinary shares outstanding immediately after the completion of the initial public offering and concurrent private placement as disclosed on the Issuer’s prospectus on Form 424B4 filed on September 29, 2023.

(2) Calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

CUSIP No. 00704R109	SCHEDULE 13G	Page 2 of 2 Pages

1	NAMES OF REPORTING PERSONS Hui Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,868,657(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,868,657(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,868,657
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%(2) The voting power of the shares beneficially owned represent 2.0% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON IN

(1) Represents 6,868,657 Class A ordinary shares of the Issuer held of record by ATCG Holdings Limited, a limited company incorporated in British Virgin Islands and controlled by Mr. Hui Shao through a trust of which Mr. Hui Shao and his family members are the beneficiaries.

(2) Based upon 93,710,805 Class A ordinary shares and 16,990,000 Class B ordinary shares outstanding immediately after the completion of the initial public offering and concurrent private placement as disclosed on the Issuer’s prospectus on Form 424B4 filed on September 29, 2023.

(3) Calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

Item 1(a)	Name of Issuer:

Adlai Nortye Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive office is c/o PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

Item 2(a)	Name of Persons Filing:

This Schedule 13G is filed jointly by and on behalf of (1) ATCG Holdings Limited and (2) Hui Shao (each, a “reporting person”).

Item 2(b)	Address of Principal Business Office or, If None, Residence:

The business address of each reporting person is Tower A5, Central Park Plaza, Chaoyang District, Beijing 100026, People’s Republic of China.

Item 2(c)	Citizenship:

1.	ATCG Holdings Limited: British Virgin Islands
2.	Hui Shao: People’s Republic of China

Item 2(d)	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary share shall be entitled to 15 votes on all matters subject to a vote at general meetings of the Issuer. Each Class B ordinary share shall be convertible into Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances.

Item 2(e)	CUSIP Number:

00704R109

This CUSIP number 00704R109 was assigned to the ADSs of the Issuer. Each ADS represents three Class A ordinary shares of the Issuer. No CUSIP number has been assigned to the Class A ordinary shares of the Issuer.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership:

Reporting Person	Amount beneficially owned	Percent of class	Percent of aggregate voting power	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of:
Hui Shao	6,868,657 (1)	6.3%(2)	2.0%(3)	6,868,657 (1)	0	6,868,657 (1)	0
ATCG Holdings Limited	6,868,657 (1)	6.3%(2)	2.0%(3)	6,868,657 (1)	0	6,868,657 (1)	0

(1) Represents 6,868,657 Class A ordinary shares of the Issuer held of record by ATCG Holdings Limited, which is controlled by Mr. Hui Shao through a trust of which Mr. Hui Shao and his family members are the beneficiaries.

(2) Based upon 93,710,805 Class A ordinary shares and 16,990,000 Class B ordinary shares outstanding immediately after the completion of the initial public offering and concurrent private placement as disclosed on the Issuer’s prospectus on Form 424B4 filed on September 29, 2023.

(3) Calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

ATCG Holdings Limited

By:	/s/ Hui Shao
Name: Hui Shao
Title: Director

Hui Shao

By:	/s/ Hui Shao

LIST OF EXHIBITS

TO SCHEDULE 13G

Exhibit No.	Description
A	Joint Filing Agreement